FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

Alamos Gold Helps to Create Inaugural Research Chair to Better Detect and Treat Gastrointestinal Cancers

Toronto, Ontario (September 20, 2024) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) is proud to announce a significant contribution to The Princess Margaret Cancer Foundation to create the new Alamos Gold Chair in Gastrointestinal Surgical Oncology. The Company’s $2 million contribution over ten years will support the new Chair in making a meaningful impact on cancer research aimed at better understanding, diagnosing, and treating gastrointestinal cancers.
Last month, Dr. Catherine O’Brien was named the inaugural Alamos Gold Chair in Gastrointestinal Surgical Oncology by Princess Margaret Cancer Centre at University Health Network, University of Toronto. The appointment is for an initial five-year term, effective August 1, 2024.
"This funding represents a significant step forward in the research of gastrointestinal cancers," said President & CEO John McCluskey. "By supporting advanced research, the new Chair will aim to improve early detection, develop more effective treatments, and ultimately save lives. This investment will enable researchers to explore new avenues and make breakthroughs that can transform the outlook for those affected by these cancers."
Gastrointestinal cancers encompass a variety of cancers affecting the digestive system. Specifically, this funding will focus on cancers of the stomach, liver, pancreas, colorectal region, esophagus, and small intestine. These cancers collectively pose a significant health challenge, accounting for a substantial proportion of cancer diagnoses in Canada.
According to recent statistics, gastrointestinal cancers are diagnosed in over 30,000 Canadians each year. Colorectal cancer alone accounts for approximately 26,000 of these cases, making it one of the most commonly diagnosed cancers in the country. Pancreatic cancer, known for its aggressive nature and low survival rates, affects about 6,000 Canadians annually. Stomach, liver, and esophageal cancers also contribute to the overall burden, with thousands of new cases diagnosed each year.
The research initiatives supported by this funding will include clinical trials, biomarker discovery, and studies into the genetic and environmental factors contributing to gastrointestinal cancers.
"We applaud Princess Margaret Cancer Centre for making a meaningful impact to reduce the impact of cancer here in Canada and internationally. This new Research Chair can advance the understanding of gastrointestinal cancers and bring hope to patients and their families,” added McCluskey.

TRADING SYMBOL: TSX:AGI NYSE:AGI

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Young-Davidson mine and Island Gold District in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

About The Princess Margaret Cancer Foundation
The Princess Margaret Cancer Foundation is Canada’s largest and leading cancer charity, dedicated to raising funds for Princess Margaret Cancer Centre, one of the world's top 5 cancer research centres known for its game-changing scientific achievements and exceptional patient treatment and care. Through philanthropy, events, our world-leading home lottery program, and commercialization initiatives, we make possible the critical funding required to accelerate cancer research, education, and clinical care -- benefitting patients at Princess Margaret Cancer Centre, throughout Canada and the world. www.thepmcf.ca

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Corporate Development & Investor Relations
(416) 368-9932 x 5439
Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427
ir@alamosgold.com

Kenzie Broddy
Director, Communications
The Princess Margaret Cancer Foundation
437.215.6961
Kenzie.broddy@thepmcf.ca

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

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